# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Beazer Homes USA, Inc., CIK 0000915840
CUSIP: 07556Q881
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2002 Summit Blvd NE, 15th Floor, Atlanta, Georgia (GA), 30319
Date of event which requires filing of this statement: 10/20/2026
Amends the filing with accession number 0001193125-25-294130
Filed by CIK 0001239441
Persons authorized to receive notices and communications: Allan P. Merrill, 2002 Summit Blvd NE, 15th Floor, Atlanta, Georgia (GA), 30319, (770) 829-3700

## Reporting persons
- Allan P. Merrill (CIK 0001239441): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Beazer Homes USA, Inc.
Address of issuer's principal executive offices: 2002 Summit Blvd NE, 15th Floor, Atlanta, Georgia (GA), 30319
Comment:
Explanatory Note:

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D as initially filed with the Securities and Exchange Commission (the "SEC") by Allan P. Merrill on November 24, 2025 (the "Schedule 13D"), which Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Beazer Homes USA, Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby supplemented by adding the following sentence to the end thereof:

On October 20, 2026, pursuant to the terms of the Agreement and Plan of Merger, dated as of August 6, 2026 (the "Merger Agreement"), by and among Dream Finders Homes, Inc., a Texas corporation ("Parent"), Bulldogs Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Issuer, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent. As a result of the occurrence of the effective time of the Merger (the "Effective Time"), Mr. Merrill ceased to have beneficial ownership of any shares of Common Stock. In connection with the consummation of the Merger, at the Effective Time, Mr. Merrill ceased to be a member of the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

As a result of the Merger, Mr. Merrill does not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

As a result of the Merger, Mr. Merrill does not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days:
The information contained in Item 5(c) of the Schedule 13D is hereby amended to read in its entirety as follows:

At the Effective Time, pursuant to the terms of the Merger Agreement, (i) each share of Common Stock beneficially owned by Mr. Merrill that was issued and outstanding immediately prior to the Effective Time was converted into the right to receive $33.50 in cash, without interest (the "Merger Consideration"), and subject to any required withholding taxes, (ii) each restricted stock award granted under the Issuer's equity plans (each, a "Company RSA") beneficially owned by Mr. Merrill that was outstanding as of immediately prior to the Effective Time was cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of (A) the aggregate number of shares of Common Stock subject to such Company RSA, multiplied by (B) the Merger Consideration, less applicable taxes required to be withheld with respect to such payment, and (iii) each performance-based restricted stock award granted under the Issuer's equity plans (each, a "Company Performance-Based RSA") beneficially owned by Mr. Merrill that was outstanding as of immediately prior to the Effective Time was cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of (A) the total number of shares of Common Stock subject to such Company Performance-Based RSA (with the performance conditions for any uncompleted periods deemed achieved at target level), multiplied by (B) the Merger Consideration, less applicable taxes required to be withheld with respect to such payment.
Other persons with the right to receive dividends or sale proceeds:
The information contained in Item 5(d) of the Schedule 13D is hereby amended to read in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
The information contained in Item 5(e) of the Schedule 13D is hereby amended to read in its entirety as follows:

As of October 20, 2026, the Mr. Merrill ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information contained in Item 7 of the Schedule 13D is hereby amended to read in its entirety as follows:

99.1 Form of 2014 Long-Term Incentive Plan Award Agreement for Restricted Stock Awards (Named Executive Officers) (incorporated herein by reference to Exhibit 10.21 of the Issuer's Form 10-K filed on November 13, 2014). https://www.sec.gov/Archives/edgar/data/915840/000091584014000043/bzh-9302014x10kex1021.htm

99.2 Form of 2014 Long-Term Incentive Plan Award Agreement for Performance Shares (Named Executive Officers) (incorporated herein by reference to Exhibit 10.2 of the Issuer's Form 10-Q for the quarter ended December 31, 2017). https://www.sec.gov/Archives/edgar/data/915840/000091584018000016/bzh-123117ex102.htm

99.3 Agreement and Plan of Merger, dated as of August 6, 2026, by and among Dream Finders Homes, Inc., Bulldogs Merger Sub, Inc. and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K filed on August 7, 2026. https://www.sec.gov/Archives/edgar/data/915840/000110465926092299/tm2622398d1_ex2-1.htm

## Signatures
- Allan P. Merrill: /s/ Allan P. Merrill, Allan P. Merrill (10/20/2026)